UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

eSpeed, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

296643109

(CUSIP Number)

Neil J. Koren, Esq.
Shartsis Friese LLP
One Maritime Plaza, 18th Floor
San Francisco, CA 94111
415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 18, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

WC Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 1,916,000
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 1,916,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,916,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.30%

14. Type of Reporting Person (See Instructions)

OO
IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Aaron H. Braun

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 1,916,000
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 1,916,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,916,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.30%

14. Type of Reporting Person (See Instructions)

IN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of eSpeed, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 110 E. 59th St., New York, NY 10022.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) WC Capital Management, LLC ("WC LLC") and
Aaron H. Braun ("Braun", and collectively, the "Filers").

(b) The business address of the Filers is
300 Drakes Landing Road, Suite 230, Greenbrae, CA 94904

(c) Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
WC LLC is an investment adviser and the general partner of investment limited partnerships. Braun is the manager of WC LLC.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) For the citizenship of the Filers, see Item 4 of the cover sheet for each Filer.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:
Purchaser	Source of Funds	Amount
WC LLC	Funds Under Management	$6,298,400.65

Item 4. Purpose of Transaction

On April 18, 2007, the Filers issued a press release regarding the Issuer. The press release is filed as Exhibit A hereto and is incorporated herein by reference.

The Filers have been and may continue to be in contact with the Issuer's management, members of the Issuer's Board of Directors, other significant shareholders, potential transaction partners and others regarding alternatives to maximize shareholder value.

None of the Filers has any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of advisory clients of the Filers for the purpose of investment. Other than as described herein, none of the Filers has any present plans or proposals which relate to, or would result in, any of the transactions or events described in Item 4 of Schedule 13D.

The Filers may decide to purchase at any time or times on behalf of its advisory clients additional shares of Stock or other securities of the Issuer. Each of them also may at any time or times cause its advisory clients to dispose of any or all securities of the Issuer in any lawful manner. Their advisory clients reserve all of their rights as stockholders of the Issuer and may exercise those rights in any manner that they consider to be in the interests of such clients.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since March 16, 2007:
Purchase or Sale	Security	Date	Number of Shares	Price
P	ESPEED INC.	03/16/07	10,000	9.36
P	ESPD MAY 5 CALL*	03/16/07	200	440.00
P	ESPD AUG 5 CALL*	03/16/07	190	450.00
P	ESPEED INC.	03/19/07	13,566	9.17
P	ESPEED INC.	03/20/07	19,182	9.24
P	ESPEED INC.	03/21/07	27,252	9.56
P	ESPEED INC.	03/22/07	20,000	9.45
P	ESPEED INC.	03/26/07	22,000	9.42
P	ESPEED INC.	03/27/07	19,000	9.4

* Convertible into the right to acquire 100 shares of Class A Common Stock.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

WC LLC is the general partner of its investment limited partnership clients or the investment adviser to its separate account clients pursuant to agreements of limited partnership or investment advisory agreements providing to WC LLC the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements or investment advisory agreements, WC LLC is entitled to allocations or fees based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Exhibit A. Press Release, dated April 18, 2007.

Exhibit B. Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2007
WC CAPITAL MANAGEMENT, LLC By: Aaron H. Braun, Manager	Aaron H. Braun

EXHIBIT A

[LETTERHEAD OF WC CAPITAL MANAGEMENT LLC]

WC Capital Comments on Tullet Prebon eSpeed Bid

Encourages Cantor to Make a Competitive Bid

April 18, 2007

Greenbrae, CA.WC Capital Management, LLC, an investment adviser to clients that are substantial holders of eSpeed Class A common stock as disclosed in WC Capital's 13D filings of March 29, 2007, and April 18, 2007, calls for an independent evaluation of the Tullet Prebon bid of $12 for all eSpeed Class A shares.

Specifically, the $12 per share offered is a significant premium to recent trading of eSpeed shares and is beneficial to all Class A shareholders. Aaron H. Braun, the manager of WC Capital commented, "We view the Tullet Prebon bid as extremely attractive and deserves to be considered by the independent directors of eSpeed. Should Cantor Fitzgerald L.P. decide to match this or any potential future offer, we would welcome that development." Additionally, WC Capital requests that eSpeed hire an investment banker to evaluate the Tullet Prebon bid and any future proposals.

Commenting further Braun stated, "The Tullet Prebon bid of $12 is at the low end of our valuation range of $12 to $16 per Class A share we highlighted in our letter to Mr. Lutnick, chairman of eSpeed, on March 28, 2007, and thus is acceptable to us. Should other parties, including Cantor, make competitive offers, we would evaluate those at the appropriate time."

WC Capital Management, LLC is a small and micro-cap investor, specializing in special situations, technology, healthcare, and consumer companies.

###

EXHIBIT B

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the Class A Common Stock of eSpeed, Inc. For that purpose, the undersigned hereby constitute and appoint WC Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: April 18, 2007
WC CAPITAL MANAGEMENT, LLC By: Aaron H. Braun, Manager	Aaron H. Braun

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